UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2013

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☑    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐    NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED DECEMBER 31, 2013

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2013	September 30, 2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$890,583	$1,014,192
Short-term interest-bearing investments	320,975	312,188
Accounts receivable, net	680,947	678,219
Deferred income taxes and taxes receivable	161,810	125,880
Prepaid expenses and other current assets	182,395	151,595

Total current assets	2,236,710	2,282,074
Equipment and leasehold improvements, net	266,404	275,544
Deferred income taxes	96,431	113,966
Goodwill	1,831,914	1,818,334
Intangible assets, net	140,863	156,726
Other noncurrent assets	285,634	279,169

Total assets	$4,857,956	$4,925,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$130,175	$132,709
Accrued expenses and other current liabilities	361,907	322,539
Accrued personnel costs	224,627	228,520
Short-term financing arrangements	—	200,000
Deferred revenue	173,284	151,112
Deferred income taxes and taxes payable	50,848	39,376

Total current liabilities	940,841	1,074,256
Deferred income taxes and taxes payable	322,089	315,965
Other noncurrent liabilities	262,014	260,809

Total liabilities	1,524,944	1,651,030

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 261,376 and 259,668 issued and 159,618 and 160,062 outstanding, respectively	4,229	4,199
Additional paid-in capital	2,931,402	2,878,898
Treasury stock, at cost 101,758 and 99,606 ordinary shares, respectively	(2,869,090)	(2,785,071)
Accumulated other comprehensive income	9,663	632
Retained earnings	3,256,808	3,176,125

Total shareholders’ equity	3,333,012	3,274,783

Total liabilities and shareholders’ equity	$4,857,956	$4,925,813

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2013	2012
Revenue:
License	$27,209	$18,916
Service	836,836	807,443

	864,045	826,359

Operating expenses:
Cost of license	770	636
Cost of service	556,633	535,013
Research and development	62,325	59,360
Selling, general and administrative	111,959	107,460
Amortization of purchased intangible assets and other	11,668	11,233

	743,355	713,702

Operating income	120,690	112,657
Interest and other expense, net	1,404	108

Income before income taxes	119,286	112,549
Income taxes	17,851	13,534

Net income	$101,435	$99,015

Basic earnings per share	$0.64	$0.61

Diluted earnings per share	$0.63	$0.61

Basic weighted average number of shares outstanding	159,659	162,176

Diluted weighted average number of shares outstanding	161,845	163,587

Cash dividends declared per ordinary share	$0.13	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2013	2012
Net income	$101,435	$99,015
Other comprehensive income, net of tax:
Net change in fair value of cash flow hedges(1)	9,051	19,069
Net change in fair value of available-for-sale securities(2)	(20)	223

Other comprehensive income, net of tax	9,031	19,292

Comprehensive income	$110,466	$118,307

(1)	Net of tax expense of $(248) and $(4,556) for the three months ended December 31, 2013 and 2012, respectively.
(2)	Net of tax expense of $0 and $(25) for the three months ended December 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2013	2012
Cash Flow from Operating Activities:
Net income	$101,435	$99,015
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	35,729	39,288
Equity-based compensation expense	12,965	13,325
Deferred income taxes	5,397	3,782
Excess tax benefit from equity-based compensation	(92)	(56)
Loss from short-term interest-bearing investments	308	481
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(3,660)	9,306
Prepaid expenses and other current assets	(7,596)	(21,054)
Other noncurrent assets	(14,453)	(3,879)
Accounts payable, accrued expenses and accrued personnel	34,514	9,868
Deferred revenue	20,460	(7,155)
Income taxes payable, net	(4,565)	(8,752)
Other noncurrent liabilities	6,096	11,294

Net cash provided by operating activities	186,538	145,463

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(26,743)	(29,903)
Proceeds from sale of short-term interest-bearing investments	83,763	76,296
Purchase of short-term interest-bearing investments	(92,878)	(158,059)
Net cash paid for acquisitions	(12,603)	—
Other	7,309	(1,530)

Net cash used in investing activities	(41,152)	(113,196)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(200,000)
Repurchase of shares	(84,019)	(103,706)
Proceeds from employee stock options exercised	36,014	54,358
Payments of dividends	(20,812)	(21,120)
Payments under capital lease and other	(178)	(182)

Net cash used in financing activities	(268,995)	(270,650)

Net decrease in cash and cash equivalents	(123,609)	(238,383)
Cash and cash equivalents at beginning of period	1,014,192	879,158

Cash and cash equivalents at end of period	$890,583	$640,775

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$16,966	$13,419
Interest	286	303

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2013, set forth in the Company’s Annual Report on Form 20-F filed on December 9, 2013 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standard

In July 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This accounting standard update will be effective for the Company on October 1, 2014, and may result in changes in the Company’s financial statements presentation but will not affect the substantive content of the Company’s consolidated financial statements.

3. Adoption of New Accounting Standard

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update became effective for the Company in the first quarter of fiscal 2014 and its adoption did not have a material impact on the Company’s consolidated financial statements.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and September 30, 2013:

	As of December 31, 2013
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$420,041	$—	$420,041
U.S. government treasuries	195,805	—	195,805
Corporate bonds	—	83,218	83,218
U.S. agency securities	—	29,380	29,380
Commercial paper and certificates of deposit	6,196	4,218	10,414
Government-guaranteed debt	—	6,817	6,817
Supranational and sovereign debt	—	4,384	4,384
Mortgages (including agencies and corporate)	—	538	538

Total available-for-sale securities	622,042	128,555	750,597

Derivative financial instruments, net	—	18,767	18,767

Total	$622,042	$147,322	$769,364

	As of September 30, 2013
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$565,216	$—	$565,216
U.S. government treasuries	198,164	—	198,164
Corporate bonds	—	81,727	81,727
U.S. agency securities	—	25,529	25,529
Commercial paper and certificates of deposit	6,189	3,901	10,090
Government-guaranteed debt	—	6,846	6,846
Supranational and sovereign debt	—	6,311	6,311
Mortgages (including agencies and corporate)	—	879	879

Total available-for-sale securities	769,569	125,193	894,762

Derivative financial instruments, net	—	7,538	7,538

Total	$769,569	$132,731	$902,300

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended December 31, 2013.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$420,041	$—	$—	$420,041
U.S. government treasuries	195,738	122	55	195,805
Corporate bonds	83,014	261	57	83,218
U.S. agency securities	29,399	—	19	29,380
Commercial paper and certificates of deposit	10,414	—	—	10,414
Government-guaranteed debt	6,756	61	—	6,817
Supranational and sovereign debt	4,389	—	5	4,384
Mortgages (including agencies and corporate)	611	—	73	538

Total(1)	$750,362	$444	$209	$750,597

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of December 31, 2013, $320,975 of securities were classified as short term interest-bearing investments and $429,622 of securities were classified as cash and cash equivalents.

	As of September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$565,216	$—	$—	$565,216
U.S. government treasuries	198,031	133	—	198,164
Corporate bonds	81,599	223	95	81,727
U.S. agency securities	25,529	—	—	25,529
Commercial paper and certificates of deposit	10,090	—	—	10,090
Government-guaranteed debt	6,766	80	—	6,846
Supranational and sovereign debt	6,318	—	7	6,311
Mortgages (including agencies and corporate)	958	—	79	879

Total(2)	$894,507	$436	$181	$894,762

(2)	As of September 30, 2013, $312,188 of securities were classified as short term interest-bearing investments and $582,574 of securities were classified as cash and cash equivalents.

As of December 31, 2013, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit market conditions and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized an immaterial credit loss in the three months ended December 31, 2013 and 2012.

As of December 31, 2013, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$555,630
1 to 2 years	121,434
2 to 3 years	70,790
3 to 4 years	2,009
Thereafter	734

$750,597

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s contractual right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $24,104 as of December 31, 2013. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2013. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of December 31, 2013 for forward contracts, and based on spot rates as of December 31, 2013 for options.

Notional Value*
Foreign exchange contracts	$850,327

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the unaudited consolidated financial statements. The fair value of the open foreign currency exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2013 and September 30, 2013, as an asset or a liability, is as follows:

	As of
	December 31, 2013	September 30, 2013
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$25,118	$21,595
Other noncurrent assets	1,935	3,134
Accrued expenses and other current liabilities	(6,915)	(11,641)
Other noncurrent liabilities	(2,627)	(5,567)

	17,511	7,521
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	3,135	2,688
Accrued expenses and other current liabilities	(1,879)	(2,671)

	1,256	17

Net fair value	$18,767	$7,538

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of December 31, 2013, is expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three months ended December 31, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Effective Portion) Three months ended December 31,
	2013	2012
Line item in statement of income:
Revenue	$53	$(15)
Cost of service	2,032	(3,095)
Research and development	1,348	(654)
Selling, general and administrative	1,024	(603)

Total	$4,457	$(4,367)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income, net of tax, is as follows:

	Three months ended December 31,
	2013	2012
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$4,696	$(17,942)
Changes in fair value of cash flow hedges, net of tax	12,394	15,233
Reclassification of (gains) losses into earnings, net of tax	(3,343)	3,836

Net unrealized gains on cash flow hedges, net of tax, end of period	$13,747	$1,127

Gains from cash flow hedges recognized in other comprehensive income during the three months ended December 31, 2013 and 2012, were $13,756 and $19,258, or $12,394 and $15,233, net of taxes, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income as of December 31, 2013, a net gain of $14,137 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three months ended December 31, 2013 and 2012, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three months ended December 31, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses)
	Recognized in Income
	Three months ended December 31,
	2013	2012
Line item in statement of income:
Revenue	$41	$—
Cost of service	879	2,695
Research and development	250	514
Selling, general and administrative	207	646
Interest and other expense, net	1,242	(1,117)
Income taxes	(279)	(689)

Total	$2,340	$2,049

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	December 31, 2013	September 30, 2013
Accounts receivable — billed	$586,354	$587,928
Accounts receivable — unbilled	117,037	110,626
Less-allowances	(22,444)	(20,335)

Accounts receivable, net	$680,947	$678,219

8. Income Taxes

The provision for income taxes for the following periods consisted of:

	Three months ended December 31,
	2013	2012
Current	$12,454	$9,752
Deferred	5,397	3,782

Income taxes	$17,851	$13,534

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2013	2012
Statutory Guernsey tax rate	0%	0%
Foreign taxes	15	12

Effective income tax rate	15%	12%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

As of December 31, 2013, deferred tax assets of $121,282, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $135,560 as of December 31, 2013, all of which would affect the effective tax rate if realized.

As of December 31, 2013, the Company had accrued $19,757 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2013	2012
Numerator:
Numerator for basic and diluted earnings per share	$101,435	$99,015

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	159,659	162,176
Effect of assumed conversion of 0.5% convertible notes	24	24
Effect of dilutive stock options granted	2,162	1,387

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	161,845	163,587

Basic earnings per share	$0.64	$0.61

Diluted earnings per share	$0.63	$0.61

For the three months ended December 31, 2013 and 2012, 1,064 and 4,894 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

10. Repurchase of Shares

From time to time, the Company’s board of directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan authorizes the repurchase of up to $500,000 of the Company’s outstanding ordinary shares with no expiration date. In the three months ended December 31, 2013, the Company repurchased approximately 2,152 ordinary shares at an average price of $39.03 per share (excluding broker and transaction fees). As of December 31, 2013, the Company had remaining authority to repurchase up to $251,880 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

11. Financing Arrangements

In September 2013, the Company borrowed an aggregate of $200,000 under its unsecured $500,000 five-year revolving credit facility with a syndicate of banks and repaid it in October 2013. As of December 31, 2013, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2013, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $80,884.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. The maximum number of ordinary shares currently authorized to be granted under the Plan is 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the three-month period ended December 31, 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term
Outstanding as of October 1, 2013	12,138	$30.38
Granted	979	39.20
Exercised	(1,354)	28.76
Forfeited	(225)	31.87

Outstanding as of December 31, 2013	11,538	$31.29	7.18

Exercisable as of December 31, 2013	4,781	$29.44	5.41

The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the three-month period ended December 31, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding unvested shares as of October 1, 2013	1,795	$31.61
Granted	386	39.12
Vested	(320)	31.03
Forfeited	(32)	32.36

Outstanding unvested shares as of December 31, 2013	1,829	$33.29

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2013 and 2012 was as follows:

	Three Months Ended
	December 31, 2013	December 31, 2012
Cost of service	$4,554	$5,033
Research and development	933	1,025
Selling, general and administrative	7,478	7,267

Total	$12,965	$13,325

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended December 31, 2013 and 2012, was $1,218 and $1,120, respectively.

As of December 31, 2013, there was $53,977 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended December 31,
	2013	2012
Risk-free interest rate (1)	1.22%	0.57%
Expected life of stock options (2)	4.50	4.50
Expected volatility (3)	0.18	0.24
Expected dividend yield (4)	1.53%	1.56%
Fair value per option	$5.26	$5.72

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13. Dividends

The Company’s board of directors declared the following dividends during the three months ended December 31, 2013 and 2012:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21,032	January 18, 2013
November 5, 2013	$0.13	December 31, 2013	$20,752	January 17, 2014

The amount payable as a result of the November 5, 2013 declaration was included in other current liabilities as of December 31, 2013.

On January 29, 2014, the Company’s board of directors approved the next quarterly dividend payment and set March 31, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 17, 2014. On January 30, 2014, at the annual general meeting of shareholders, the Company’s shareholders approved an increase in the rate of the quarterly cash dividend from $0.13 per share to $0.155 per share. As a result, the April 17, 2014 cash dividend will be paid at the increased rate of $0.155 per share.

14. Contingencies

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is more likely than not, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2013 and 2012.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

15. Subsequent Event

On January 1, 2014, the Company completed its acquisition of substantially all of the assets of Celcite Management Solutions LLC, a provider of network management and self-optimizing network solutions, for $141,000 in cash, with the potential for additional consideration to be paid in the future if certain performance metrics are achieved.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2013, filed on December 9, 2013 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers in developed countries and in emerging markets, such as those in the Commonwealth of Independent States, India, Latin America and Southeast Asia.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control and optimization offerings to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the desire of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected communications world and the need of service providers to cope with the rapidly growing demand for data that these new devices and services have created. In fiscal 2013, we released Amdocs CES (Customer Experience Systems) 9 to enable service providers to rapidly launch and monetize innovative offers, personalize every customer interaction and permit subscribers to take control of their experiences across any channel, network, service or device. We also expanded our managed services offerings to include value process operation (VPO) offerings, such as Amdocs Order-to-Activation, which reduces order fallout and decreases order-to-activation costs. Our acquisitions of Actix and Celcite provide mobile network optimization solutions and services, enabling us to advance our strategy to deliver an integrated, holistic customer experience, from the device to the network. Our goal is to supply scalable products and services that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate themselves by delivering a customer experience that is simple, personal and valuable at every point of interaction.

We also offer advertising and media products and services for local marketing service providers, including directory publishers. These offerings enable the management of media selling, fulfillment, operations, consumer experiences and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the three months ended December 31, 2013, customers in North America accounted for 72.7% of our revenue, while customers in Europe and the rest of the world accounted for 13.5% and 13.8%, respectively. Customers in emerging markets accounted for 11.7% of our revenue in the three months ended December 31, 2013. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

Our ordinary shares ceased being listed on the NYSE after market close on December 19, 2013 and commenced being listed on the Nasdaq Global Select Market on December 20, 2013.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue from managed services arrangements (for customer experience systems and advertising and media products, including directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $429.3 million and $429.8 million in the three months ended December 31, 2013 and 2012, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standard

In July 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This accounting standard update will be effective for us on October 1, 2014, and may result in changes in our financial statements presentation but will not affect the substantive content of our consolidated financial statements.

Adoption of New Accounting Standard

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update became effective for us in the first quarter of fiscal 2014 and its adoption did not have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2013 and 2012, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended December 31,
	2013	2012
Revenue:
License	3.1%	2.3%
Service	96.9	97.7

	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1
Cost of service	64.4	64.7
Research and development	7.2	7.2
Selling, general and administrative	13.0	13.0
Amortization of purchased intangible assets and other	1.3	1.4

	86.0	86.4

Operating income	14.0	13.6
Interest and other expense, net	0.2	0.0

Income before income taxes	13.8	13.6
Income taxes	2.1	1.6

Net income	11.7%	12.0%

Three Months Ended December 31, 2013 and 2012

The following is a tabular presentation of our results of operations for the three months ended December 31, 2013 compared to the three months ended December 31, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
	(in thousands)
Revenue:
License	$27,209	$18,916	$8,293	43.8%
Service	836,836	807,443	29,393	3.6

	864,045	826,359	37,686	4.6

Operating expenses:
Cost of license	770	636	134	21.1
Cost of service	556,633	535,013	21,620	4.0
Research and development	62,325	59,360	2,965	5.0
Selling, general and administrative	111,959	107,460	4,499	4.2
Amortization of purchased intangible assets and other	11,668	11,233	435	3.9

	743,355	713,702	29,653	4.2

Operating income	120,690	112,657	8,033	7.1
Interest and other expense, net	1,404	108	1,296	1,200.0

Income before income taxes	119,286	112,549	6,737	6.0
Income taxes	17,851	13,534	4,317	31.9

Net income	$101,435	$99,015	$2,420	2.4%

Revenue. Total revenue increased by $37.7 million, or 4.6%, to $864.0 million in the three months ended December 31, 2013, from $826.4 million in the three months ended December 31, 2012. The increase in revenue was primarily attributable to increased activity in North America and in Europe, partially offset by a decrease in revenue from customers in the rest of the world. The increase in revenue was also positively affected by network optimization activity related to our recent acquisition of Actix.

License revenue in the three months ended December 31, 2013 increased by $8.3 million, or 43.8%, to $27.2 million, from $18.9 million in the three months ended December 31, 2012. The increase in license revenue was primarily attributable to network optimization activity related to our recent acquisition of Actix, as well as to the progress of certain transformation and implementation projects, which may fluctuate from period to period.

Total revenue attributable to the sale of customer experience systems increased by $45.8 million, or 5.8%, to $829.6 million in the three months ended December 31, 2013, from $783.8 million in the three months ended December 31, 2012. The increase was primarily attributable to our increased activity in North America and in Europe, partially offset by a decrease in revenue from customers in the rest of the world. The increase in revenue was also positively affected by network optimization activity related to our recent acquisition of Actix. License and service revenue resulting from the sale of customer experience systems represented 96.0% and 94.8% of our total revenue in the three months ended December 31, 2013 and 2012, respectively.

Total revenue attributable to the sale of directory systems decreased by $8.2 million, or 19.2%, to $34.4 million in the three months ended December 31, 2013, from $42.6 million in the three months ended December 31, 2012. The decrease was primarily attributable to continued slowness in the directory systems market leading to lower revenue from discretionary spending under managed services arrangements for directory systems. License and service revenue from the sale of directory systems represented 4.0% and 5.2% of our total revenue in the three months ended December 31, 2013 and 2012, respectively. We expect revenue from our directory business to continue to decrease in the future.

In the three months ended December 31, 2013, revenue from customers in North America, Europe and the rest of the world accounted for 72.7%, 13.5% and 13.8%, respectively, of total revenue, compared to 71.8%, 12.0% and 16.2%, respectively, in the three months ended December 31, 2012. Revenue from North American customers increased as a percentage of total revenue during the three months ended December 31, 2013, primarily due to positive momentum in several customers, AT&T being the primary one. The increase in revenue as a percentage of total revenue from customers in Europe was attributable to higher revenue from managed services arrangements and from transformation and implementation projects. The decrease in revenue as a percentage of total revenue from customers in the rest of the world was primarily attributable to our reduced activity in developed markets in those regions.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $21.8 million, or 4.1%, to $557.4 million in the three months ended December 31, 2013, from $535.6 million in the three months ended December 31, 2012. As a percentage of revenue, cost of license and service decreased to 64.5% in the three months ended December 31, 2013, from 64.8% in the three months ended December 31, 2012. The increase in our gross margin was primarily attributable to a larger portion of revenue and expense related to customers in developed markets, where we are well-established and generally realize higher margins, partially offset by our activities in Asia Pacific and Central and Latin America, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $3.0 million, or 5.0%, to $62.3 million in the three months ended December 31, 2013, from $59.4 million in the three months ended December 31, 2012. The increase in research and development expense was primarily attributable to network optimization research and development activity. Research and development expense as a percentage of revenue was 7.2% in both the three months ended December 31, 2013 and 2012. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $4.5 million, or 4.2%, to $112.0 million in the three months ended December 31, 2013, from $107.5 million in the three months ended December 31, 2012. The increase in selling, general and administrative expense was primarily attributable to network optimization selling and marketing activities. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2013, increased by $0.4 million to $11.7 million from $11.2 million in the three months ended December 31, 2012. The increase in amortization of purchased intangible assets and other was attributable to an increase in acquisition related costs, partially offset by a decrease in amortization of intangible assets, due to the timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $8.0 million, or 7.1%, in the three months ended December 31, 2013, to $120.7 million, or 14.0% of revenue, from $112.7 million, or 13.6% of revenue, in the three months ended December 31, 2012. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses.

Interest and Other Expense, Net. Interest and other expense, net, increased by $1.3 million to $1.4 million in the three months ended December 31, 2013, from $0.1 million in the three months ended December 31, 2012. The increase in interest and other expense, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended December 31, 2013, were $17.9 million on pre-tax income of $119.3 million, resulting in an effective tax rate of 15.0%, compared to 12.0% in the three months ended December 31, 2012. The increase in our effective tax rate was primarily attributable to the geographical distribution of earnings from global operations, as well as to the tax effect of amortization of purchased intangible assets. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net Income. Net income increased by $2.4 million, or 2.4%, to $101.4 million in the three months ended December 31, 2013, from $99.0 million in the three months ended December 31, 2012. The increase in net income was primarily attributable to the increase in operating income, partially offset by the increase in income taxes and in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.02, or 3.3%, to $0.63 in the three months ended December 31, 2013, from $0.61 in the three months ended December 31, 2012. The increase in diluted earnings per share was primarily attributable to the increase in net income.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1.21 billion as of December 31, 2013, compared to $1.13 billion as of September 30, 2013. The increase was mainly attributable to $186.5 million in positive cash flow from operations and $36.0 million of proceeds from stock options exercised, partially offset by $84.0 million used to repurchase our ordinary shares, $26.7 million for capital expenditures, net, $20.8 million of cash dividend payments and $12.6 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $186.5 million and $145.5 million for the three months ended December 31, 2013 and 2012, respectively.

On January 1, 2014, we used $141.0 million to acquire substantially all of the assets of Celcite Management Solutions LLC. Additional consideration may be paid in the future if certain performance metrics are achieved.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, and return the other half to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the income statement. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three months ended December 31, 2013 and 2012, we recognized immaterial credit losses. Please see Notes 4 and 5 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In September 2013, we borrowed an aggregate of $200.0 million under our unsecured $500 million five-year revolving credit facility with a syndicate of banks and repaid it in October 2013. As of December 31, 2013, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2013, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $80.9 million.

We have contractual obligations for our non-cancelable operating leases, long-term debt, pension funding, purchase obligations and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013, filed on December 9, 2013 with the SEC. Since September 30, 2013, there have been no material changes in our contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $26.7 million in the three months ended December 31, 2013 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our board of directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our current share repurchase plan authorizes the repurchase of up to $500.0 million of our outstanding ordinary shares with no expiration date. In the three months ended December 31, 2013, we repurchased 2.2 million ordinary shares at an average price of $39.03 per share (excluding broker and transaction fees). As of December 31, 2013, we had remaining authority to repurchase up to $251.9 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our board of directors declared the following dividends during the three months ended December 31, 2013 and 2012:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21.0	January 18, 2013
November 5, 2013	$0.13	December 31, 2013	$20.8	January 17, 2014

On January 29, 2014, our board of directors approved the next dividend payment and set March 31, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 17, 2014. On January 30, 2014, at the annual general meeting of shareholders, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.13 per share to $0.155 per share. As a result, the April 17, 2014 cash dividend will be paid at the increased rate of $0.155 per share.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.

During the three months ended December 31, 2013 and 2012, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2013 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/13-10/31/13	832,900	$37.21	832,900	$304,874,168
11/01/13-11/30/13	574,200	$39.63	574,200	$282,117,379
12/01/13-12/31/13	744,700	$40.60	744,700	$251,879,986

Total	2,151,800	$39.03	2,151,800	$251,879,986

(1) In November 2012, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares, which has no expiration date. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

(a)	Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2013:

(1) Form 6-K dated November 5, 2013

(2) Form 6-K dated December 5, 2013

(3) Form 6-K dated December 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Elizabeth W. McDermon
Elizabeth W. McDermon Secretary and Authorized Signatory

Date: February 11, 2014